

November 17, 2011

<u>Via E-mail</u>
Matthew J. Pfeffer
Corporate Vice President and
Chief Financial Officer
MannKind Corporation
28903 North Avenue Paine
Valencia, CA 91355

      Re: MannKind Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed on March 16, 2011
             File No. 000-50865

Dear Mr. Pfeffer:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Joel Parker

                              Joel Parker
                              Accounting Branch Chief